Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11171)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Concreit Fund I LLC (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11171), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2024.

Sincerely,

/s/ Sean Hsieh

Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Fund Management LLC